Exhibit 99.2

NORTHSTAR ASSET MANAGEMENT GROUP

ANNOUNCES THIRD QUARTER 2014 RESULTS

Third Quarter 2014 Highlights

•                  Cash available for distribution (“CAD”) of $0.19 per share.

•                  Third quarter 2014 cash dividend of $0.10 per common share.

•                  $1.9 billion of NorthStar Realty equity committed to be issued.

•                  Raised $771 million of capital in the non-traded REIT business year-to-date, including $291 million in the third quarter and $112 million in October 2014.

•                  Subsequent to the third quarter 2014, $95.5 million of NSAM investments including:

•                  Agreement to acquire a 47% interest in American Healthcare Investors, LLC, which co-sponsored Griffin-American Healthcare REIT II, Inc. for $57.5 million; and

•                  Term sheet to acquire a 45% interest in Island Hospitality Management for $38 million.

•                  Total assets of managed companies as of September 30, 2014 were approximately $19.4 billion, including investments that NorthStar Realty acquired or entered into an agreement to acquire subsequent to the third quarter 2014.

NEW YORK, NY, November 6, 2014 - NorthStar Asset Management Group Inc. (NYSE: NSAM) today announced its results for the third quarter ended September 30, 2014.

Third Quarter 2014 Results

NSAM reported CAD of $36.0 million, or $0.19 per share for the third quarter 2014. Net income for the third quarter 2014 was $18.7 million, or $0.10 per diluted share. For more information and a reconciliation of CAD to net income, please refer to the tables on the following pages.

David T. Hamamoto, chairman and chief executive officer, commented, “We are pleased to report strong earnings in our first full quarter of operations.  NSAM’s unique contracts and C-corp. structure provide unparalleled and differentiated growth opportunities, coupled with the security of substantial base fees from predominantly permanent life vehicles.  In four months since our spin-off from NorthStar Realty, we have already grown our fee-earning equity by $2.3 billion across our managed companies and announced two acquisitions that are expected to generate approximately $0.10 per share of incremental CAD in 2015.  We are just scratching the surface of the NSAM growth opportunity and are looking forward to an exciting future.”

NSAM Managed Companies Results

NorthStar Realty (NYSE: NRF)

•                  Base asset management fee of $38.0 million earned during the third quarter 2014.

•                  Incentive fee of $1.3 million earned during the third quarter 2014.

•                  $804 million of equity raised during the third quarter, including common equity pursuant to a forward sale agreement.

•                  $1.1 billion common equity expected to be issued related to the announced Griffin-American Healthcare REIT II, Inc. acquisition (“Griffin-American”).

Annual Base Management Fee Calculation:

$ in millions

Annual Base Management Fee as of September 30, 2014	$156.4
5.25 million common shares issued (excluding remaining forward shares)	1.4
Exchangeable note conversions	0.3

November 4, 2014 Annual Base Management Fee	158.1

Remaining 24.75 million shares subject to forward sale agreement	6.5
Remaining exchangeable note conversion shares	1.0
Griffin-American acquisition	16.5

Pro forma Annual Base Management Fee	$182.1

Non-Traded REITs

•                  Total aggregate asset management and other fees of $17.2 million earned during the third quarter 2014.

•                  Total capital raised during the third quarter 2014 of $291 million.

•                  Total capital raised in October 2014 of $112 million.

Non-traded REITs Summary Financial Information:

(amounts in millions)	NorthStar Income		NorthStar Healthcare		NorthStar Income II		Total

Capital Raising Status	Completed July 2013		Active		Active

Primary Strategy	CRE Debt		Healthcare Equity and Debt		CRE Debt

Offering Size	$1.1 billion	(1)	$1.8 billion	(2)	$1.65 billion	(1)	$4.55 billion

Capital Raised

Q3 2014	$10.8		$207.1		$72.7		$290.6
Year-to-date through 9-30-14	31.8		443.1		184.3		659.2
Year-to-date through 10-31-14	35.4		525.5		210.2		771.1
Inception-to-date through 10-31-14	1,180.9		634.7		237.9		2,053.5

Investments(3)

During Q3 2014	$320.1		$186.6		$214.6		$721.3
As of 9-30-14	2,055.7		491.2		371.8		2,918.7
Cash as of 9-30-14	57.4		91.6		35.7		184.7

Fees earned during the third quarter

Asset management fees	$5.6		$0.9		$0.7		$7.2
Acquisition fees	3.2		3.3		2.1		8.6
Disposition fees	1.4		—		—		1.4
Total fees	$10.2		$4.2		$2.8		$17.2

(1)         Represents amounts of shares initially registered to offer pursuant to each company’s public offering.

(2)         In October 2014, NorthStar Healthcare filed a registration statement on Form S-11 with the SEC seeking to register a follow-on public offering of up to $700 million through 2016. The registration statement for the follow-on offering has not been declared effective by the SEC. The $1.8 billion offering size represents the current maximum offering amount of $1.1 billion plus the proposed follow-on maximum offering amount of up to $700 million.

(3)         Based on cost for real estate equity investments, which includes net purchase price allocation related to intangibles, deferred costs and other assets, if any, principal amount for real estate debt and securities and  carrying value plus deferred acquisition prices for limited partnership interests in private equity funds.

NorthStar Realty Securities, Broker Dealer

•                  Net selling commission of $1.5 million earned during the third quarter 2014.

•                  NSAM and RXR Realty LLC are co-sponsoring a $2 billion non-traded REIT focused on commercial real estate in the New York tri-state area.

•                  NSAM and Och-Ziff Capital Management Group, LLC plan to co-sponsor a non-traded business development company, which would diversify NSAM’s retail products into the corporate lending business.

NSAM Investments

•                  Subsequent to the third quarter 2014, NSAM entered into an agreement to acquire an approximate 47% ownership interest in the business of American Healthcare Investors, LLC (“AHI”), for upfront cash and stock consideration of $57.5 million, consisting of $37.5 million of cash and $20 million of NSAM stock (subject to certain lock-up and vesting restrictions). In addition, upon the achievement of certain performance based metrics over a five-year period, NSAM could be required to issue up to an additional $15 million of NSAM stock.  AHI is a healthcare focused real estate investment management firm with over 60 real estate professionals that co-sponsored Griffin-American Healthcare REIT II, Inc., which NorthStar Realty has an agreement to acquire, and Griffin-American Healthcare REIT III, Inc. (“GAHR III”), which is currently raising capital for an approximate $2 billion non-traded healthcare focused REIT.  AHI is entitled to receive 75% of all asset management and other fees of GAHR III and future healthcare focused non-traded REITs jointly sponsored by AHI and Griffin Capital Corporation.  AHI will also provide certain investment and asset management services for NSAM’s managed healthcare real estate assets.

•                  Subsequent to the third quarter 2014, NSAM entered into a term sheet to acquire a 45% interest in Island Hospitality (“Island”) for $33 million in cash and $5 million of NSAM stock (subject to certain lock-up and vesting restrictions). Island is a leading, independent hotel management company. Island currently manages 140 hotel properties (inclusive of a recently announced transaction) and has long standing industry relationships with major franchisors including Marriott, Hilton, Hyatt and Starwood.

Liquidity, Financing and Capital Markets Highlights

•                  As of November 4, 2014, unrestricted cash was approximately $150 million.

Stockholders’ Equity

As of September 30, 2014, NSAM had 193.3 million total common shares, deferred LTIP units and certain RSUs not subject to market based performance hurdles, outstanding.

Earnings Conference Call

NSAM will hold a conference call to discuss third quarter 2014 financial results on November 6, 2014, at 10:00 a.m. Eastern time.  Hosting the call will be David Hamamoto, chairman and chief executive officer; Albert Tylis, president; Daniel Gilbert, chief investment and operating officer; and Debra Hess, chief financial officer.

The call will be webcast live over the Internet from NSAM’s website, www.nsamgroup.com, and will be archived on the Company’s website.  The call can also be accessed live over the phone by dialing 888-461-2024, or for international callers, by dialing 719-457-2648, and using passcode 2318376.

A replay of the call will be available two hours after the call through 1:00 p.m. eastern on Thursday, November 13, 2014 by dialing 888-203-1112 or, for international callers, 719-457-0820, using pass code 2318376.

About NorthStar Asset Management Group

NorthStar Asset Management Group Inc. (NYSE: NSAM) is a global asset management firm focused on strategically managing real estate investment platforms in the United States and internationally. For more information about NorthStar Asset Management Group Inc., please visit www.nsamgroup.com.

NorthStar Asset Management Group Inc.

Combined Consolidated Statements of Operations (Unaudited)

($ in thousands, except share and per share data)

	Three Months Ended September 30,
	2014(1)	2013(1)

Revenues
Asset management and other fee income(2)	$56,521	$6,782
Selling commissions and dealer manager fees	27,149	1,639
Other revenue	318	432
Total revenues	83,988	8,853

Expenses
Commission expense	25,691	1,629
Other expenses	747	27
General and administrative expenses
Salaries expense	9,670	3,424
Equity-based compensation	16,541	1,006
Other general and administrative expenses	6,508	1,149
Total general and administrative expenses	32,719	5,579
Total expenses	59,157	7,235
Income before income taxes	24,831	1,618
Income tax expense	(6,087)	—
Net income	$18,744	$1,618

Earnings per share:
Basic	$0.10	$0.01
Diluted	$0.10	$0.01

Weighted average number of shares:
Basic	188,634,329	188,596,829
Diluted	195,265,065	188,596,829

Dividends declared per share of common stock	$0.10	$—

(1)         The consolidated financial statements for the three months ended September 30, 2014 represent NSAM’s results of operations subsequent to the spin-off of NorthStar Realty’s historical asset management business. Periods prior to June 30, 2014 present a carve-out of NorthStar Realty’s historical financial information including revenues and expenses allocated to NSAM related to NorthStar Realty’s historical asset management business. As a result, results of operations for the three months ended September 30, 2014 may not be comparative to our results of operations reported for the prior period presented.

(2)         NSAM began earning fees on July 1, 2014, in connection with the management agreement with NorthStar Realty.

NorthStar Asset Management Group Inc.

Combined Consolidated Balance Sheets

($ in thousands, except share data)

	September 30,
	2014	December 31,
	(Unaudited)	2013

Assets
Cash and cash equivalents	$105,019	$7,537
Restricted cash	3,132	—
Investments in and advances to unconsolidated ventures	3,926	—
Receivables, related parties	77,973	23,187
Other assets	12,065	985
Total assets	$202,115	$31,709

Liabilities
Accounts payable and accrued expenses	$34,060	$3,341
Total liabilities	34,060	3,341

Commitments and contingencies
Equity
Preferred stock, $0.01 par value, 100,000,000 authorized, no shares issued and outstanding as of September 30, 2014 and December 31, 2013, respectively
Common stock, $0.01 par value, 1,000,000,000 and 3,000 shares authorized, 188,634,329 and 1,000 shares issued and outstanding as of September 30, 2014 and December 31, 2013, respectively	1,886	—
Additional paid-in capital	255,107	105,498
Retained earnings (accumulated deficit)	(88,938)	(77,130)

Total equity	168,055	28,368
Total liabilities and equity	$202,115	$31,709

Non-GAAP Financial Measure

Included in this press release is Cash Available for Distribution, or CAD, a certain “non-GAAP financial measure”, which measures NSAM’s historical or future financial performance that is different from measures calculated and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, within the meaning of the applicable Securities and Exchange Commission, or SEC, rules.  NSAM believes this metric can be a useful measure of its performance which is further defined below.

Cash Available for Distribution (CAD)

We believe that CAD provides investors and management with a meaningful indicator of operating performance. Management also uses CAD, among other measures, to evaluate profitability. In addition, the incentive fees to which we may be entitled pursuant to our management agreement with NorthStar Realty are determined using NorthStar Realty’s CAD as a performance metric. We believe that CAD is useful because it adjusts net income (loss) for a variety of non-cash, one time and certain non-recurring items.

We calculate CAD by subtracting from or adding to net income (loss): equity-based compensation, depreciation related items and straight-line rent, foreign currency gains (losses) and transaction and other costs.  In future periods, such adjustments may include amortization of deferred financing costs, impairment on goodwill and other intangible assets and certain other non-recurring items.  These items, if applicable, include any adjustments for unconsolidated ventures. Management also believes that quarterly distributions are principally based on operating performance and our board of directors includes CAD as one of several metrics it reviews to determine quarterly distributions to stockholders.

CAD should not be considered as an alternative to net income (loss), determined in accordance with U.S. GAAP, as an indicator of operating performance.  In addition, our methodology for calculating CAD may differ from the methodologies used by other comparable companies, when calculating the same or similar supplemental financial measures and may not be comparable with these companies.

NSAM urges investors to carefully review the U.S. GAAP financial information included as part of our Registration Statement on Form 10, as amended, Quarterly Reports on Form 10-Q and quarterly earnings releases.

The following table presents a reconciliation of CAD to net income (loss) for the three months ended September 30, 2014 (dollars in thousands):

Reconciliation of Cash Available for Distribution

(Amount in thousands except per share data)

Three Months Ended
September 30, 2014

Net income	$18,744

Adjustments:
Equity-based compensation (1)	16,541
Other (2)	747

CAD	$36,032

CAD per share (3)	$0.19

(1)         Includes equity-based compensation expense related to grants of NorthStar Realty stock in prior years that were split in connection with the spin-off of NSAM.

(2)         Includes $0.4 million of depreciation and amortization and $0.3 million of foreign currency related adjustments.

(3)         CAD per share does not take into account any potential dilution from certain restricted stock units subject to market based performance metrics not currently achieved.

NorthStar Realty Management Contract Details:

Pro forma Annual Base Management Fee	$182.1 million

Plus: After November 5, 2014:

(a)         1.5% per annum of the sum of:

•                  cumulative net proceeds of all future common and preferred equity issued by NorthStar Realty;

•                  equity issued in exchange or conversion of exchangeable notes based on the stock price at the time of issuance;

•                  any other issuances of common equity, preferred equity or other forms of equity, including but not limited to units in an operating partnership; and

•                  cumulative CAD in excess of cumulative distributions paid on common stock or equity awards beginning the first full calendar quarter after completion of the spin-off.

(b)         the portion of distributable cash flow from NorthStar Realty’s equity interest related to the asset management business of RXR Realty LLC in excess of the $10 million minimum annual base amount.

(c)          the distributable cash flow from NorthStar Realty’s equity interest in Aerium Group in excess of the $10 million minimum annual base amount.

Plus Incentive Fee:

NSAM is entitled to an incentive fee, calculated and payable quarterly in arrears in cash, equal to:

•                  the product of (a) 15% and (b) CAD of NorthStar Realty before such incentive fee, divided by the weighted average shares outstanding for the calendar quarter, when such amount is in excess of $0.39 per share but less than $0.45 per share; plus

•                  the product of (a) 25% and (b) CAD of NorthStar Realty before such incentive fee, divided by the weighted average shares outstanding for the calendar quarter, when such amount is equal to or in excess of $0.45 per share;

•                  multiplied by the weighted average shares outstanding for the calendar quarter.

In addition, NSAM will earn incentive fees from NorthStar’s healthcare investments in connection with the long-term partnership with James F. Flaherty III, the former Chairman and Chief Executive Officer of HCP, Inc., that was announced in January 2014.

Non-traded REIT Management Contract Details(1):

Asset Management and Other Fees:	NorthStar Income	NorthStar Healthcare	NorthStar Income II

Asset management fees	1.25% of Gross Assets	1.00% of Gross Assets	1.25% of Gross Assets
Acquisition fees	1.00% of Investments	1.00% of Investment (2.25% for real estate properties)	1.00% of Investments
Disposition fees	1.00% of sales price	1.00% of Sales Price (2.00% for Real Estate Properties)	1.00% of sales price
Incentive fee	15% of net cash flows after an 8% return	15% of net cash flows after an 6.75% return (2)	15% of net cash flows after an 7% return

Expense Reimbursement:

Operating costs	Greater of 2.0% of its average invested assets or 25% of its net income (net of 1.25% asset management fee)	Greater of 2.0% of its average invested assets or 25% of its net income (net of 1.00% asset management fee)	Greater of 2.0% of its average invested assets or 25% of its net income (net of 1.25% asset management fee)

(1)         NorthStar/ RXR New York Metro confidentially submitted a registration statement on Form S-11 to the SEC, seeking to raise $2.0 billion in a public offering of common stock for a public, non-traded REIT and is co-sponsored by NSAM and RXR Realty. The public offering  period is expected to commence upon its registration  statement being declared effective by the SEC. This information does not constitute an offer of any securities for sale.

(2)         The Healthcare Strategic Partnership will be entitled to the incentive fees earned from managing NorthStar Healthcare, of which the Company will earn its proportionate interest.

Safe Harbor Statement

This press release contains certain “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Forward looking statements are generally identifiable by use of forward looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “seek,” “anticipate,” “estimate,” “believe,” “could,” “project,” “predict,” “hypothetical,” “continue,” “future” or other similar words or expressions. Forward looking statements are not guarantees of performance and are based on certain assumptions, discuss future expectations, describe plans and strategies, contain projections of results of operations or of financial condition or state other forward looking information. Such statements include, but are not limited to, adverse economic conditions and the impact of the commercial real estate industry on our managed companies; the ability to scale our platform; our ability to expand our operations internationally; the performance of NorthStar Realty; the ability of our sponsored non-traded REITs (“NTRs”) to raise capital, in the maximum offering amount or at all; the timing of and ability to raise capital through follow-on offerings or new sponsored companies with RXR Realty, Och-Ziff Capital or at all; our ability to earn any additional base management fees or incentive fees, through management of NorthStar Realty, NTRs, new sponsored companies, or otherwise; the size and timing of offerings or capital raises by NorthStar Realty; the stability of our base management fees and the impact of the timing of any liquidity events for our NTRs; our ability to enter into a definitive agreement with Island and complete the investments in Island and AHI, each on the terms contemplated or at all; our ability to realize the benefits of our long-term partnership with Jay Flaherty, including the ability to source investment opportunities through the venture; our ability to realize the anticipated benefits of our proposed investments in AHI and Island; NorthStar Realty’s ability to consummate our proposed merger with Griffin-American on the terms proposed or at all; our ability to realize any upside in NorthStar Realty’s partnerships with RXR Realty and Aerium; the occurrence of any event, change or other circumstances that could give rise to the termination of NorthStar Realty’s definitive merger agreement with Griffin-American; the NorthStar Realty’s inability to complete the merger or failure to satisfy other conditions to completion of the merger with Griffin-American; the scalability of NorthStar Realty’s investment platform, including its investments in private equity funds, healthcare real estate and commercial real estate loans; the diversification of NorthStar Realty’s portfolio; the anticipated strength and growth of our business; our liquidity and financial flexibility; our dividend yield; our ability to realize the projections related to cash available for distribution and underlying assumptions; our effective tax rate; regulatory requirements with respect to our business and the related cost of compliance; the impact of any conflicts in advising our managed companies; competition for investment opportunities; the effectiveness of our portfolio management techniques and strategies; changes in laws or regulations governing various aspects of our business; competition for qualified personnel and our ability to retain key personnel; and failure to maintain effective internal controls; and the factors described in our Registration Statement on Form 10 and the related information statement, including the section entitled “Risk Factors.”

The foregoing list of factors is not exhaustive. All forward looking statements included in this press release are based upon information available to us on the date hereof and we are under no duty to update any of the forward looking statements after the date of this report to conform these statements to actual results.

Factors that could have a material adverse effect on our operations and future prospects are set forth in “Risk Factors” in our Registration Statement on Form 10 and the related information statement. The factors set forth in the Risk Factors section and otherwise described in our filings with United States Securities and Exchange Commission could cause our actual results to differ significantly from those contained in any forward looking statement contained in this press release.

Contact:

Investor Relations

Joe Calabrese

(212) 827-3772